Exhibit 99.2

Navios Maritime Acquisition Corporation

Announces Agreement to Sell

Two Chemical Tankers for $72.9 Million

Monaco – (Globenewswire) – 04/18/2016 – Navios Maritime Acquisition Corporation (“Navios Acquisition”) (NYSE:NNA), announced today that it has agreed to sell to an unaffiliated third party the Nave Constellation a 2013-built chemical tanker of 45,281 dwt, and the Nave Universe, a 2013-built chemical tanker of 45,513 dwt, for a sale price of $74.6 million resulting in an expected book gain of approximately $11.7 million.

The vessels were acquired in 2013 for a total purchase price of $67.2 million. While owned by NNA, the two vessels are expected to have generated a total EBITDA of $22.3 million.

Closing of the transaction is expected in the third quarter of 2016, following the completion of vessels’ chartering commitments.

Navios Acquisition intends to use the proceeds from the sale of these vessels for repayment of indebtedness and general working capital purposes.

About Navios Maritime Acquisition Corporation

Navios Acquisition (NYSE: NNA) is an owner and operator of tanker vessels focusing on the transportation of petroleum products (clean and dirty) and bulk liquid chemicals. For more information about Navios Acquisition, please visit our website: www.navios-acquisition.com.

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and expectations, including with respect to Navios Acquisition’s future dividends, 2016 cash flow generation and Navios Acquisition’s growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as “may,” “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. Such statements include comments regarding expected revenue and time charters. These forward-looking statements are based on the information available to, and the expectations and assumptions deemed reasonable by, Navios Acquisition at the time these statements were made. Although Navios Acquisition believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Navios Acquisition. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, the creditworthiness of our charterers and the ability of our contract counterparties to fulfill their obligations to us, tanker industry trends, including charter rates and vessel values and factors affecting vessel supply and demand, the aging of our vessels and resultant increases in operation and drydocking costs, the loss of any customer or charter or vessel, our ability to repay outstanding indebtedness, to obtain additional financing and to obtain replacement charters for our vessels, in each case, at commercially acceptable rates or at all, increases in costs and expenses, including but not limited to: crew wages, insurance, provisions, port expenses, lube oil, bunkers, repairs, maintenance and general and administrative expenses, the expected cost of, and our ability to comply with, governmental regulations and maritime self-regulatory organization standards, as well as standard regulations imposed by our charterers applicable to our business, potential liability from litigation and our vessel operations, including discharge of pollutants, general domestic and international political conditions, competitive factors in the market in which Navios Acquisition operates; risks associated with operations outside the United States; and other factors listed from time to time in the Navios Acquisition’s filings with the Securities and Exchange Commission. Navios Acquisition expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Navios Acquisition’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based. Navios Acquisition makes no prediction or statement about the performance of its common stock.

Investor Relations Contact

Navios Maritime Acquisition Corporation

+1.212.906.8644

info@navios-acquisition.com